Zodiac Exploration Inc.

TSX VENTURE: ZEX

December 5, 2013

Zodiac Exploration Inc. Announces Closing of the Acquisition of

Muskwa Resources Ltd.

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac") (TSXV:ZEX) announces that it has completed the acquisition of Muskwa Resources Ltd. ("Muskwa") pursuant to which Zodiac acquired all of the outstanding common shares ("Muskwa Shares") of Muskwa (the "Acquisition") pursuant to an amalgamation agreement dated October 8, 2013 among Zodiac, Muskwa and Zodiac Exploration Corp., a wholly-owned subsidiary of Zodiac (the "Amalgamation Agreement").

The closing of the acquisition of Muskwa represents a significant milestone for Zodiac, providing diversity to our portfolio which now includes not only a world class resource play in California, but access to the emerging Duvernay shale play in Alberta and conventional targets in Montana. Zodiac’s immediate focus is now on shooting a 3D seismic survey and drilling two wells by June 2014 in Montana and devoting our resources to further evaluating the Duvernay play including developing a drilling program to properly test and advance the commerciality of the play on our lands.

Transaction Summary

Under the terms of the Amalgamation Agreement, holders of Muskwa common shares ("Muskwa Shares") received one (1) common share of Zodiac ("Zodiac Shares") for each Muskwa Share held. Additionally, all stock options ("Muskwa Options") and performance warrants ("Muskwa Performance Warrants") of Muskwa were assumed by Zodiac and now entitle the holders thereof to acquire an equivalent number of Zodiac Shares. All of the outstanding warrants to purchase Muskwa Shares ("Muskwa Warrants") were also assumed by Zodiac and now entitle holders thereof to acquire an equivalent number of Zodiac Shares in accordance with their terms. Additionally, the The Muskwa I Convertible Debentures (as defined herein) in the aggregate principal amount of $500,000 were assumed by Zodiac in connection with the closing of the Acquisition.

Muskwa Asset Acquisitions

Prior to the completion of the Acquisition, Muskwa acquired the entire interest of Jackfish Exploration Inc. ("Jackfish") under a farm-in agreement to which Jackfish was a party (the "Jackfish Farm-in Agreement"). As a result of the Acquisition, the Jackfish Farm-in Agreement provides Zodiac with the right to farm-in on approximately 12,000 gross acres (9,000 net acres after earning is completed under the Jackfish Farm-in Agreement) located in southern Montana, USA which management of Zodiac believes is prospective for light oil in the Grey Bull (Cretaceous) formation. In connection with Muskwa's acquisition of the rights of Jackfish under the Jackfish Farm-in Agreement, Muskwa issued 10,173,324 Muskwa Shares to Jackfish. At this time, the previously contemplated acquisition of assets ("Tanglewood Assets") from Tanglewood Energy Inc. by Muskwa, including certain seismic relating to the Tanglewood Assets has not been completed.

Zodiac Shares Issued in Connection with the Acquisition

Immediately prior to the completion of the Acquisition, Muskwa had outstanding 72,422,151 Muskwa Shares, inclusive of: (i) 10,173,324 Muskwa Shares issued to Jackfish pursuant to the Jackfish Acquisition; (ii) 2,455,000 Muskwa Shares issued to various holders of Muskwa shareholder loans totalling an aggregate amount of $245,500; (iii) 2,605,000 Muskwa Shares to the holder of a Muskwa promissory note totalling an aggregate amount of $260,500, inclusive of accrued interest at 3% per annum. Muskwa also had outstanding $165,000 aggregate principal amount of convertible debentures ("Muskwa II Convertible Debentures") which Muskwa II Convertible Debentures were converted into Muskwa Shares in accordance with their terms of $0.10 per unit immediately prior to closing of the Acquisition. Each unit consisted of one (1) Muskwa Share and one-quarter of one (1/4) share purchase warrant exercisable at $0.40 per Muskwa Share for a period of two years from the date of issuance. In addition to the Muskwa II Convertible Debentures, Muskwa had outstanding $500,000 aggregate principal amount of 10% convertible debentures due February 5, 2014 ("Muskwa I Convertible Debentures"), which Muskwa I Convertible Debentures are convertible into units at $0.30 per unit with each unit comprised of one (1) Muskwa Share and one-half of one (1/2) share purchase warrant exercisable at $0.60 per Muskwa Share until February 5, 2015. The Muskwa I Convertible Debentures were assumed by Zodiac in connection with the closing of the Acquisition.

In aggregate, Zodiac issued a total of 72,422,151 Zodiac Shares pursuant to the Acquisition and has reserved for issuance, 39,004,149 Zodiac Shares issuable pursuant to the Muskwa Options, Muskwa Warrants and Muskwa Performance Warrants, all of which were assumed by Zodiac in connection with the closing of the Acquisition. 55,538,827 Zodiac Shares issued in connection with the Acquisition are subject to escrow, with fifteen percent of such Zodiac Shares having been released on the closing date of the Acquisition with an additional fifteen percent to be released every three months thereafter.

Management and Board Additions

Mr. Lee A. Pettigrew, a former director of Muskwa, has joined the Zodiac management team as the President and Chief Executive Officer of Zodiac. Mr. Pettigrew has also taken a seat on the board of directors of Zodiac. Rick Jackson, the former President and Chief Executive Officer of Muskwa has joined the management team of Zodiac as the Chief Operating Officer. Max Zureski, the former Chief Financial Officer of Muskwa, has joined the management team of Zodiac as the Vice President, Business Development. David Bilenduke, the former Vice President, Exploration of Muskwa, has joined Zodiac as the Exploration Manager.

Zodiac Financial Advisor and Fairness Opinion

Canaccord Genuity Corp. ("Canaccord") acted as financial advisor to Zodiac in connection with the Acquisition. Canaccord provided the special committee, which committee was struck by the board of directors of Zodiac in connection with the proposed Acquisition, with a fairness opinion ("Fairness Opinion"). The Fairness Opinion indicated that, as at October 3, 2013, and subject to the certain limitations, assumptions and qualifications as set forth in the Fairness Opinion, that the consideration to be paid by Zodiac pursuant to the Acquisition is fair, from a financial point of view, to the holders of Zodiac Shares.

Stock Option Grant

In conjunction with the acquisition, Zodiac announces that it has granted an aggregate of 15,348,600 stock options in accordance with the Company’s stock option plan to directors, officers and new employees of the Company, which are exercisable at $0.065 per Zodiac Share and have a term of five years.

About Zodiac

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 72,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations and in Northern Alberta, where it holds approximately 54,000 net acres of land in the emerging Duvernay oil shale play.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

John Newman

Chief Financial Officer

(403) 444-7850

www.zodiacexploration.ca

Cautionary Statements

Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward looking statements and information concerning undeveloped land holdings; future drilling plans, business strategy, future development and growth opportunities, prospects, asset base, anticipated benefits from the Acquisition, the anticipated benefits from the acquisition by Muskwa of the assets of Jackfish, Zodiac's plans for the shooting of 3D seismic and the drilling of two wells on the Montana lands. The forward-looking statements and information are based on certain key expectations and assumptions made by Zodiac, including expectations and assumptions concerning prevailing commodity prices and exchange rates, applicable royalty rates and tax laws; future well results, reserve and resource volumes; the timing of receipt of regulatory approvals, success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services. Although Zodiac believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Zodiac can give no assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. There are risks also inherent in the nature of the proposed Acquisition, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities and incorrect assessments of the values of the other entity.

The material assumptions that were applied in making the forward-looking statements in this press release include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position (including the acreage acquired as a result of the Muskwa Acquisition). Additional information on these and other factors that could affect Zodiac's, or the combined company's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Zodiac undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.